FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

September 9, 2009

Item 3.	News Release:

A news release announcing the material change was issued on September 9, 2009 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced a share repurchase program.

Item 5.	Full Description of Material Change:

The Company announced a share repurchase program for the repurchase of up to $500,000 US (approximately $540,000 Cdn) of the Company’s outstanding common stock. As of September 9, 2009 the Company had 19,958,124 shares outstanding.

The repurchase program will commence as soon as possible and expire upon the expenditure of the committed amount, is subject to applicable laws, the insider-trading window periods imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase shares of its common stock from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:
Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

September 9, 2009